UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)1

WAYNE SAVINGS BANCSHARES, INC.

(Name of Issuer)

Common Stock, Par Value $.10 Per Share

(Title of Class of Securities)

94624Q 10 1

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

1    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP NO. 94624Q 10 1	13G/A	Page 2 of 6 Pages
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wayne Savings Employee Stock Ownership Plan Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY	5.	SOLE VOTING POWER 128,649
OWNED BY EACH REPORTING PERSON WITH	6.	SHARED VOTING POWER 27,266
	7.	SOLE DISPOSITIVE POWER 128,649
	8.	SHARED DISPOSITIVE POWER 27,266
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,915
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6
12.	TYPE OF REPORTING PERSON EP

CUSIP NO. 94624Q 10 1	13G/A	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:

Wayne Savings Bancshares, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

151 North Market Street

Wooster, Ohio 44691

Item 2(a)	Name of Person Filing:

Wayne Savings Employee Stock Ownership Plan Trust

Item 2(b)	Address of Principal Business Office or, if None, Residence:

Wayne Savings Bancshares, Inc.

151 North Market Street

Wooster, Ohio 44691

Item 2(c)	Citizenship:

Ohio

Item 2(d)	Title of Class of Securities:

Common Stock, par value $.10 per share

Item 2(e)	CUSIP Number:

94624Q 10 1

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(f)	☒	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4.	Ownership.

(a)	Amount beneficially owned: 155,915

(b)	Percent of class: 5.6 (based upon 2,781,839 shares issued and outstanding as of February 08, 2017).

CUSIP NO. 94624Q 10 1	13G/A	Page 4 of 6 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote	128,649
(ii)	Shared power to vote or to direct the vote	27,266
(iii)	Sole power to dispose or to direct the disposition of	128,649
(iv)	Shared power to dispose or to direct the disposition of	27,266

The Wayne Savings Employee Stock Ownership Plan Trust (the "Trust") was established pursuant to the Wayne Savings Employee Stock Ownership Plan ("ESOP"). At December 31, 2016, 128,649 shares of Common Stock were allocated to individual accounts established for participating employees and their beneficiaries and 27,266 shares were held unallocated for allocation in future years. Under the terms of the ESOP, the Trustee must vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares held in the ESOP generally will be voted by the ESOP Trustee in the same proportion for and against proposals to shareholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject in each case to the fiduciary duties of the ESOP trustees and applicable law. Any allocated shares which either abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable since the reporting entity owns more than 5% of the class.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Plan Administrator, either (i) credited to the respective individual accounts, or (ii) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP NO. 94624Q 10 1	13G/A	Page 5 of 6 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable since the reporting entity is not a member of a group.

Item 9.	Notice of Dissolution of Group.

Not applicable since the reporting entity is not a member of a group.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 94624Q 10 1	13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WAYNE SAVINGS EMPLOYEE STOCK OWNERSHIP PLAN TRUST

February 08, 2017	By:	/s/ Myron Swartzentruber
Myron Swartzentruber, Trustee

February 08, 2017	By:	/s/ Jen Winter
Jen Winter, Trustee